Mizuho Securities Canada Inc.

Financial Statements and Supplemental Schedules

For the Year Ended March 31, 2023

With Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to SEC Rule 17a-5(e)(3))



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
300059

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mizuho Securities Canada Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1271 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell Billek	(201) 626-1286	Mitchell.Billek@mizuhogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	NY	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Billek, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mizuho Securities Canada Inc., as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director & Chief Financial Officer

Julie A. Grossman
Notary Public, State of New York
Registration No. 02GR6174635
Qualified In New York County
Commission Expires December 20, 2023

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mizuho Securities Canada Inc.

Financial Statements
Year Ended March 31, 2023

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: + 1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Mizuho Securities Canada Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mizuho Securities Canada Inc. (the Company) as of March 31, 2023, the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
May 18, 2023

Mizuho Securities Canada Inc.
Statement of Financial Condition
March 31, 2023
(In Thousands of U.S. dollars, Except Share Data)

Assets

Cash and cash equivalents	$	20,651
Receivables from broker dealers and clearing organizations		291
Receivables from affiliates		39
Other assets		73
Total Assets	$	21,054

Liabilities and Stockholder's Equity

Liabilities

Payables to affiliates	$	95
Accrued expenses and other liabilities		113
Total Liabilities		208

Stockholder's Equity

Common stock and additional paid in capital:		
100 shares issued and outstanding ($1 per share)		19,891
Retained earnings		960
Accumulated other comprehensive income (loss)		(5)
Total Stockholder's Equity		20,846
Total Liabilities and Stockholder's Equity	$	21,054

The accompanying notes are an integral part of the Financial Statements
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Mizuho Securities Canada Inc.
Statement of Operations
Year Ended March 31, 2023
(In Thousands of U.S. dollars)

Revenues		
Investment banking	$	1,990
Interest income		401
Principal transactions		(6)
Total Revenues		2,385
Expenses		
Affiliate service expenses	$	1,186
Professional fees		128
Brokerage, clearing & execution		34
Other expenses		197
Total Expenses		1,545
Income before income taxes		840
Provision for income taxes		160
Net income	$	680
Other comprehensive income (loss) - currency translation adjustment		(1,745)
Comprehensive income (loss)	$	(1,065)

The accompanying notes are an integral part of the Financial Statements
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Mizuho Securities Canada Inc.
Statement of Cash Flows
Year Ended March 31, 2023
(In Thousands of U.S. dollars)

Cash flows from operating activities		
Net income	$	680
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) / decrease in operating assets:		
Securities owned, at fair value		15,180
Receivables from broker dealers and clearing organizations		417
Receivables from affiliates		(41)
Other assets		20
Increase / (decrease) in operating liabilities:		
Payables to affiliates		(598)
Accrued expenses and other liabilities		(22)
Net cash provided by operating activities		15,636
Effect of exchange rate changes on cash and cash equivalents		(1,122)
Net increase in cash and cash equivalents		14,514
Cash and cash equivalents at beginning of period		6,137
Cash and cash equivalents at end of period	$	20,651
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$	155

The accompanying notes are an integral part of the Financial Statements
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Mizuho Securities Canada Inc.
Statement of Changes in Stockholder's Equity

Year Ended March 31, 2023

(In Thousands of U.S. dollars)

	Common stock and additional paid in capital		Retained earnings		Accumulated other comprehensive income - currency translation adjustment		Total
Balance at April 1, 2022	$	19,891	$	280	$	1,740	$ 21,911
Net income		-		680		-	680
Other comprehensive income		-		-		(1,745)	(1,745)
Balance at March 31, 2023	$	19,891	$	960	$	(5)	$ 20,846

The accompanying notes are an integral part of the Financial Statements
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Mizuho Securities Canada Inc.

Notes to Financial Statements

(In Thousands of U.S. dollars)

1. Organization and Description of Business

Mizuho Securities Canada Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities USA LLC ("MSUSA"). The Company participates in debt and equity underwritings in the Canadian marketplace. The Company's functional currency is the Canadian dollar ("CAD"). These Financial Statements are presented in U.S. dollars ("$" or "USD").

The Company is a corporation organized under the laws of British Columbia, Canada. The Company is also a registered broker-dealer with the Securities Exchange Commission ("SEC"), and is a member of the U.S Financial Industry Regulatory Authority ("FINRA") and the New Self-Regulatory Organization of Canada ("New SRO"), the Canadian national self-regulatory organization, and is subject to the rules and regulations of these organizations.

MSUSA is a U.S. limited liability company and is registered as a broker-dealer with the SEC and as a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). MSUSA is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

2. Summary of Significant Accounting Policies

Basis of presentation

The Financial Statements are presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mizuho Securities Canada Inc.

Notes to Financial Statements (continued)

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company defines cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase. The Company has no cash equivalents at March 31, 2023.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in accordance with ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Credit Losses

The Company accounts for estimated credit losses in accordance with ASC 326-20, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses on financial assets measured at amortized cost over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended March 31, 2023 and the calculation did not have a material impact on its Statement of Operations.

2. Summary of Significant Accounting Policies (continued)

Investment banking

Investment banking includes fees earned from debt and equity underwriting. The Company accounts for the fees earned from debt underwriting in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company acts as an underwriter and earns revenue, which can include management fees, sales concessions, and underwriting fees. ASC 606 prescribes that fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date, when the deal is launched into the primary market. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligations.

Investment banking fees receivable of $101 at March 31, 2023 is reported in receivables from broker dealers and clearing organizations on the Statement of Financial Condition.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Financial Statements at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Financial Statements using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Mizuho Securities Canada Inc.

Notes to Financial Statements (continued)

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Foreign exchange

Assets and liabilities denominated in non-CAD currencies are revalued into CAD equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition. Revenues and expenses denominated in the non-CAD currencies are recorded in CAD equivalents using the effective spot foreign exchange rate at the date of the transaction. Any gains or losses are recorded in principal transactions on the Statement of Operations.

For the purposes of preparing the Financial Statements, the Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters*. All gains or losses resulting from the translation of CAD to USD are recorded as other comprehensive income on the Statement of Operations.

3. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies for shared personnel and outsourced management services.

MSUSA and Mizuho Bank Ltd. Canada Branch ("MHBK Canada Branch") provide managerial and support services to the Company and charge fees pursuant to Service Level Agreements, which are recorded in payables to affiliates and affiliate service expenses on the Statement of Financial Condition and the Statement of Operations, respectively.

4. Income Taxes

The Company files U.S. Federal, state, local and Canadian income tax returns. The Company's provision for income taxes is $160, which primarily consists of current U.S. federal income tax expense.

The difference between the Canadian tax rate and the effective tax rate is due to a full valuation allowance on the benefit from Canadian taxes partially offset by taxes paid in the US at the federal rate of 21%.

(In Thousands of U.S. dollars)

4. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At March 31, 2023, the Company had $164 of deferred tax assets, which related primarily to timing differences for net operating losses ("NOL"). The NOL carryforward balance of $386 will expire at March 31, 2040. The Company has a valuation allowance of $164, a decrease of $10 from the prior year, which fully offsets the DTA as the Company believes it is more likely than not that the DTA will not be realized.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits within the income tax expense/benefit line in the Statement of Operations. The Company had no unrecognized tax benefits at March 31, 2023. As of March 31, 2023, management does not believe that there were any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's income tax returns beginning with tax year ended March 31, 2020 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and the Canada Revenue Agency for Canadian tax purposes. The Company's income tax returns beginning with tax year ended March 31, 2019 remain subject to examination by the state and local tax authorities.

5. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its underwriting business. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. The Company manages market risk by economically hedging its exposure to risk factors if necessary. For the year ended March 31, 2023, there were no such contracts entered into or outstanding.

5. Risk Management (continued)

Liquidity Risk – Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent obligations. The Company's potential risks remain that its liquidity, business activities and profitability may be adversely affected by inability to access the debt capital market and funds from its affiliates or to sell assets during periods of market-wide or firm-specific liquidity constraints. This situation may arise due to circumstances unrelated to its businesses such as current geopolitical or macroeconomic conditions and hence outside of its control. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions. The Company manages liquidity risk mainly through its Treasury function and has established policies and strategies to identify, manage and report on liquidity risk.

Credit Risk – Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in underwriting activities with counterparties primarily in the financial services industry. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument. There was no credit risk that had a material impact on the Company's Financial Statements.

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. There was no operational risk that had a material impact on the Company's Financial Statements.

6. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at March 31, 2023.

Mizuho Securities Canada Inc.

Notes to Financial Statements (continued)

(In Thousands of U.S. dollars)

6. Commitments and Contingencies (continued)

Litigation

In accordance with the provisions of ASC 450, *Contingencies* ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's financial condition or results of operations.

7. Revenues from Contracts with Customers

The Company's revenues from contracts with customers which are subject to ASC 606, *Revenue from contracts with customers* ("ASC 606") consist of investment banking revenues. The Company disaggregates revenues from contracts with customers by type of service in the table below.

The Company's revenues from contracts with customers was comprised of the following for the year ended March 31, 2023:

Revenues from Contracts with Customers		
Investment banking:		
Underwriting fees	$	1,950
Selling concession fees		40
Total Investment banking	$	1,990

(In Thousands of U.S. dollars)

7. Revenues from Contracts with Customers (continued)

Investment banking revenues are composed of fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Syndicate expenses are recorded gross in investment banking expenses on the Statement of Operations. Investment banking fees receivable is reported in receivables from broker dealers and clearing organizations on the Statement of Financial Condition.

Receivables from contracts with customers subject to ASC 606 are recognized in receivables from brokers dealers and clearing organizations in the Statement of Financial Condition, when the underlying performance has been satisfied and the Company has the right to bill the customer. At March 31, 2023, receivables from contracts with customers subject to ASC 606 was $101. There were no contract assets or contract liabilities at March 31, 2023.

8. Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is required to maintain net capital, as defined, at the greater of $100 or 6-2/3% of aggregate indebtedness under the Securities Exchange Act of 1934. At March 31, 2023, the Company had net capital of $19,188, which was $19,088 in excess of its $100 requirement. The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at March 31, 2023.

9. Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Financial Statements are issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Financial Statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the Financial Statements' preparation.

Mizuho Securities Canada Inc.

Notes to Financial Statements (continued)

(In Thousands of U.S. dollars)

9. Subsequent Events (continued)

The Company evaluated events subsequent to March 31, 2023 through May 18, 2023, the date on which the Financial Statements were available to be issued. There were no material recognizable or non-recognizable subsequent events during this period.

Supplemental Schedules

Mizuho Securities Canada Inc.

Schedule I: Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

March 31, 2023
(In Thousands of U.S. dollars)

Net Capital

Stockholder's equity				$	20,846
Total capital					
Other Deductions and/or Charges					
Non-allowable assets	$	400			
Other Deductions		1,258			
Total deductions and/or charges				$	1,658
				$	19,188
Tentative Net Capital					
Haircuts				$	-
Net Capital				$	19,188
Minimum Net Capital Requirement (Greater of $100 or 6 2/3% of aggregate indebtedness)				$	100
Capital in Excess of Minimum Requirement				$	19,088

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

Mizuho Securities Canada Inc.

Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

March 31, 2023

The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at March 31, 2023.

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Mizuho Securities Canada Inc.

Schedule III: Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

March 31, 2023

The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at March 31, 2023.

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Mizuho Securities Canada Inc.

Schedule IV: Reconciliation of Unaudited FOCUS to Statement of Financial Condition

March 31, 2023
(In Thousands)

	Unaudited Mizuho Securities Canada Inc. FOCUS		Reclassifications		Statement of Financial Condition	
Assets						
Cash and cash equivalents	$	20,651	$	-	$	20,651
Receivables from broker dealers and clearing organizations		291		-		291
Receivables from affiliates		39		-		39
Other assets		73		-		73
Total assets	$	21,054	$	-	$	21,054
Liabilities and stockholder's equity						
Payables to affiliates		-		95		95
Accrued expenses and other liabilities		208		(95)		113
		208		-		208
Stockholder's equity		20,846		-		20,846
Total liabilities and stockholder's equity	$	21,054	$	-	$	21,054

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited Form X-17a-5 filing dated April 25, 2023

(Confidential Pursuant to SEC Rule 17a-5(e)(3))